June 27, 2005

VIA EDGAR AND FEDEX

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	International Shipping Enterprises, Inc.
Form S-4
Filed April 19, 2005
File No. 333-124170

Dear Mr. Reynolds:

On behalf of International Shipping Enterprises, Inc. (the “Company”), we respond as follows to the Staff’s legal comments dated June 23, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, the enclosed copy of which has been marked with the changes from the initial filing. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.

General

1.	The Form S-4 should be filed under the names of all registrants. It would appear that —Navios Maritime Holdings Inc. is the registrant for the registration statement and International Shipping is the registrant for the proxy statement.

We have revised the text in accordance with the Staff’s request. However, we continue to have reservations whether this approach is technically correct in view of

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

June 27, 2005

the fact that the issuance of the shares occurs after the acquisition and, at such time, the registrant is for all intents and purposes a re-domesticated and renamed International Shipping Enterprises, Inc. If we believed that it was technically a separate issuer, we might be inclined to afford ourselves some of the flexibility that a Form F-4 would permit.

2.	The letter to stockholders immediately following the registration statement cover page should be revised to include all information required by Item 501 of Regulation S-K for a prospectus cover page.

We have revised the text in accordance with the Staff’s request. Please see the letter to stockholders immediately following the registration statement cover page.

3.	We note from the Questions and Answers section that your officers and directors intend to vote their shares acquired in the open market in favor of the acquisition and that the amount of such shares equals 8%. Please update this amount and confirm that it also includes shares held by affiliates of your officers, directors and the company. The disclosure should also indicate, if true, that Ms. Frangou intends to purchase an additional $20,000,000 shares for the purpose of voting in favor of the acquisition and reincorporation. Please quantify what the percentage held by your officers, directors and affiliates will be should Ms. Frangou acquire these shares.

We have revised the text in accordance with the Staff’s request. Please see the letter to stockholders immediately following the registration statement cover page and pages v and 4.

Cover Page

4.	Please explain the reference on the cover page to 39.9 million shares of International Shipping being registered in this prospectus. It appears that the shares being registered are the shares to be issued by Navios Maritime Holdings Inc.

We have revised the text in accordance with the Staff’s request. Please see the cover page and our response to Comment 1.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

June 27, 2005

5.	The risk factor cross reference is embedded. Please revise.

We were not entirely sure what the reference to “embedded” meant. We thought that it might be the quotations around the cross reference and, accordingly, we deleted them.

6.	Please provide the statements required by Item 2(1) and (2) of Form S-4 on the inside front cover page.

We believe these statements would be inaccurate and misleading statements. There is no important business or financial information that is incorporated in the prospectus, nor is there anything to deliver to stockholders upon request.

7.	Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

We have revised the text in accordance with the Staff’s request. Please see the outside back cover page of the prospectus.

Risk Factors, Page 10

8.	In prior comment 12 dated May 19, 2005, we asked that you avoid the generic conclusions you reach in several of your risk factors, including subheadings, that the risk discussed could have a “material adverse effect,” “material adverse impact,” or “adversely affect” your financial condition, results of operations or other similar matters. Such generic conclusions would also include “negatively impact” and “may affect” Please replace this language with more specific disclosure of how your financial condition, results of operations, or other similar matters would be affected and place the risk in context by making the magnitude of the risk clear. See risk factors one through five, seven through ten, thirteen through eighteen, twenty-two, twenty-three, twenty-nine, and thirty.

We have revised the text in accordance with the Staff’s request. Please see pages 10-20.

9.	In prior comment 14 dated May 19, 2005, we noted that the subheadings of several of your risk factors merely state facts or uncertainties and do not adequately reflect the risks

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

June 27, 2005

that follow. Please revise your subheadings to succinctly state the risks you discuss in the text. See risk factors 16, 17 and 18.

We have revised the text in accordance with the Staff’s request. Please see page 16.

10.	We reissue prior comment 17. Risk factor 14 presents several risks associated with your business. Each risk factor should only discuss one risk. Please revise.

We continue to believe that the risk set forth in risk factor 14 are closely related and that to present them separately could lead to repetitive and not meaningfully distinct risk factors. Accordingly, we have expanded the risk factor rather than separating. Please see page 15.

11.	Please elaborate in risk factor 28 on your plans to expand and attempts to improve certain systems.

We think the reference to risk factor number 28 was intended to be a reference to the 22nd risk factor and we have expanded such risk factor accordingly. Please see page 18.

Forward Looking Statements, Page 22

12.	Please clarify to disclose that the safe harbors for forward-looking statements included in the Securities Act and Securities Exchange Act do not apply to statements made in your Form S-4 or remove the reference to the Private Securities Litigation Reform Act of 1995.

We have deleted the reference to the Private Securities Litigation Reform Act of 1995. Please see page 22.

The Acquisition Proposal, Page 27

Background of the Merger

13.	We note that over the months of November and December 2004, Lazard contacted certain companies and groups. Provide the exact date Lazard, Navios, or any affiliate thereof contacted ISE, or any affiliate of ISE.

We have revised the text in accordance with the Staff’s request. We are advised that November 24, 2004 is the relevant date of contact with respect to the prospectus and acquisition of Navios and the contact was made to Maritime Enterprises, an affiliate of ISE. Please see pages 27 and 28.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

June 27, 2005

14.	The disclosure in this section should address the dealings, discussions, negotiations and dates thereof between Navios, Lazard, and ISE’s affiliate, Maritime Enterprises Management. To the extent Maritime Enterprises Management held discussions with any other party regarding the acquisition, this should also be disclosed.

We have revised the text in accordance with the Staff’s request. Please see pages 27 and 28.

15.	The disclosure in this section should also address the dealings, discussions, negotiations and dates thereof between ISE, Maritime Enterprises Management, and HSH, including affiliates of HSH. The disclosure should clarify when Maritime Enterprises Management or ISE first contacted HSH, or its affiliates, regarding the acquisition and when HSPI, or its affiliates, agreed to provide financing for ISE or Maritime Enterprises Management.

We have revised the text in accordance with the Staff’s request. Please see pages 27 and 28.

Employment Agreements, Page 46

16.	We reissue prior comment 26. We note the employment agreements provide a base salary equal to 120% of each individual’s current base salary. Please state this amount for each individual or advise supplementally.

Generally, there is no requirement to disclose salaries of any but the five most highly compensated executive officers provided they earn in excess of $100,000. The individuals in question are not executive officers, they are not among the five most highly compensated individuals in the company and their compensation is not material individually or in the aggregate in the overall financial picture. Even if such salaries aggregated $1 million (which they do not, they are less), they would only constitute less than 0.5% of annual revenue and annual expenses. Accordingly, the information is not material to stockholders. We note that Item 601(b)(10)(ii)(A) requires the filing of “any other management contract . . . in which any other executive officer of the registrant participates shall be filed unless immaterial in amount or significance.” Again we note that the individuals are not only not named executive officers but are not executive officers at all. We also note that the contracts are immaterial as to both amount and significance. However, divulging such information could not only damage ISE by creating inter-employee friction, but would also provide highly competitive information to the market unnecessarily. For example, there are a growing number of public dry bulk shipping companies that do not currently disclose this level of detail with respect to non-executive officer compensation and, as importantly, there are a number of entities that have announced an intention to build operations that focus on the shipping industry and providing this data could be used to attempt to recruit our personnel or otherwise disrupt ISE’s operations.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

June 27, 2005

Federal Income Tax Consequences, Page 53

17.	Please reconcile the disclosure in this section with the tax opinion. The tax opinion states that it is more likely than not that the shareholders of ISE and not ISE, would be treated as the purchasers of the stock of Navios. The last paragraph on page 53 indicates that the purchase should be treated as the direct purchase of Navios by the shareholders of ISE. Please reconcile this and other disclosure in this section. Also, the prospectus must state clearly that the discussion in the prospectus is the opinion of (named) tax counsel.

We have revised the text in accordance with the Staff’s request. Please see page 53 and 54.

18.	We note that the tax opinion indicates its opinion is “more likely than not.” In the opinion discuss the degree of uncertainty and provide a risk factor and/or other appropriate disclosure setting forth the risks to investors.

We have revised the opinion and the text in accordance with the Staff’s request. Please see Exhibit 8.1 and pages 53 and 54.

19.	The tax opinion should opine on all material tax consequences discussed in the prospectus. We note the discussion on page 54 that “it is more likely than not . . . ISE will be taxed by the United States as a foreign corporation.”

We have revised the opinion in accordance with the Staff’s request. Please see Exhibit 8.1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Navios, Page 86

Overview, Page 86

20.	In paragraph one, you disclose 22 vessels under long-term charters, yet in paragraph three, you disclose 26 vessels in your long-term fleet. Please revise disclosure to describe this difference in the number vessels.

We have revised the text in accordance with the Staff’s request. Please see page 86.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

June 27, 2005

21.	Tell us about the correlation between the long-term chartered-in costs of $9,737 per day versus the TCE rate of $33,500 per day. Revise disclosure as necessary.

We have revised the text in accordance with the Staff’s request. Please see page 86.

22.	Please consider relocating the disclosure on page 95 under “Outlook” to the “Overview” section.

We have revised the text in accordance with the Staff’s request. Please see page 87.

Factors Affecting Navios’s Results of Operation, Page 88

23.	We note the revised definition of TCE rates includes gains or losses on FFAs. Tell us if this revised definition conforms to the industry standard definition and that used by Clarkson’s Research Statistics as disclosed on page 86.

Clarkson’s TCE rates reflect spot physical market revenue rates. Navios definition of TCE rates includes physical revenue as well as profit or loss from FFAs because Navios management believes FFAs are an integral part of its’ shipping business. Navios uses its calculation of TCE rates to benchmark its earnings against the industry standard. Management believes that inclusion of FFA profit or loss provides an accurate representation of the company’s TCE rates.

24.	We reviewed your response to comment 33. Please update the table of performance measures to include comparative data for the quarters ended March 31, 2005 and 2004 and update MD&A for any material variances in these measures.

We have revised the text in accordance with the Staff’s request. Please see page 88.

Income Statement Breakdown by Segment, Page 90

25.	Please explain the reason for the following during the three month period ended March 31, 2005: the number of vessels operated decreased; total vessel days decreased; and the average revenue rate improved. Explain “compulsory pilot.”

We have revised the text in accordance with the Staff’s request. Please see page 91.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

June 27, 2005

Liquidity and Capital Resources

26.	In prior comment 36 dated May 19, 2005, we noted that if Navios acquires additional vessels, it will rely on cash from operations and new debt to meet its liquidity needs going forward. Please quantify what your liquidity needs will be in the event you do acquire these vessels.

We have revised the text in accordance with the Staff’s request. Please see page 93.

Tabular Disclosure of contractual Obligations, Page 103

27.	We reviewed your response to comment 39 but note the table is missing contractual obligation columns for the periods 1-3 years, 3-5 years and more than 5 years. Please revise this table to include all periods specified in Item 303(a)(5) of Regulation S-K.

We have revised the text in accordance with the Staff’s request. Please see page [    ].

Management’s Discussion and Analysis of Financial Condition and Results of Operations of ISE, Page 110

28.	Please disclose the material terms of the senior secured credit facility with HSH Nordbank. Discuss the various covenants to the facility agreement restricting the way you will be able to operate your business. Also discuss the “mandatory prepayment of amounts outstanding under certain circumstances.” Lastly discuss the impact this debt obligation will have on your business. We note that the facility will be secured by the assets of Navios. Please add a risk factor.

We have revised the text in accordance with the Staff’s request. Please see page 111.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

June 27, 2005

29.	Please add your supplemental response to prior comment 40 to the prospectus.

We have revised the text in accordance with the Staff’s request. Please see page 111.

Executive Compensation, Page 123

30.	lease provide in tabular format for the last 3 completed fiscal years the disclosure required by Item 18(a)(7)(ii) of Form S 4 for each person who will serve as a director or executive officer of the company after the acquisition. This would include any compensation paid in their capacity as officers and directors of Navios,

We have revised the text in accordance with the Staff’s request. Please see page 124.

Beneficial Ownership of Securities, Page 126

31.	We note disclosure on page 127 that escrow will be broken if after the business combination, there is a consummation of a stock exchange resulting in all of ISE’s stockholders having the right to exchange their shares of common stock for securities. Please disclose whether the stock exchange resulting in the reincorporation in the Marshall Islands would result in the removal of these shares from escrow.

We have revised the text in accordance with the Staff’s request. Please see page 127.

Price Range of Securities and Dividends, Page 127

32.	Please include the disclosure under Item 201(d) of Regulation S K regarding equity compensation plans for both ISE and Navios. See prior comment 50 dated May 19, 2005.

We note that the requested information has been previously disclosed for both Navios and ISE and your attention is directed to the following sentences; with respect to Navios, please see the second sentence of the first paragraph under the heading Navios on page 128 and with respect to ISE, please see the third paragraph under the heading ISE on page 127.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

June 27, 2005

Description of Securities and Dividends, Page 128

33.	We note your response to prior comment 51 dated May 19, 2005 and ask that you supplementally provide us with a description of Navios’s securities.

The description of Navios’s securities is as follows:

Navios is authorized to issue 1,000,000 common shares, par value $.10 per share, consisting of 272,889 shares of Class A common shares, 692,111 shares of Class B common shares and 35,000 shares of Class C common shares, and 15,875,000 shares of cumulative redeemable non-voting convertible preferred shares, par value $1.00 per share, consisting of 12,000,000 shares of Series A preferred shares, 3,000,000 shares of Series B preferred shares and 875,000 shares of Series C preferred shares.

Common Shares. Navios’s shareholders are entitled to one vote for each common share. The following actions require the consent of a majority of the Class A common shares and a majority of the Class B common shares: (a) a merger, consolidation or sale of all or substantially all of Navios’s assets, (b) the dissolution of Navios, (c) an amendment or repeal of Navios’s articles of incorporation or Bylaws, other than to obtain the listing of Navios on a stock exchange (note that the vote of the Class C common shares would be required if such amendment would diminish the rights of the Class C common shares), (d) a change in (i) the number of directors of Navios, (ii) the scope of authority, power or decision-making power of the board of directors of Navios, or (ii) the manner in which the board of directors of Navios operates to make decisions, (e) the issuance, redemption, repurchase or other transaction involving the capital stock of Navios (except as may be agreed in any then-effective shareholders agreement among the shareholders of Navios), and (f) any acquisition exceeding $1,000,000 million or the entering into any joint venture.

Preferred Shares. The articles of incorporation of Navios authorizes the issuance of 15,875,000 shares of cumulative redeemable non-voting convertible preferred shares, par value $1.00 per share, consisting of 12,000,000 shares of Series A preferred shares, 3,000,000 shares of Series B preferred shares and 875,000 shares of Series C preferred shares. There are currently no preferred shares of Navios issued or outstanding. The rights, preferences and privileges of the Navios preferred shares are (a) they are senior to the common shares as to the payment of dividends or other distributions and with respect to the right to receive assets upon liquidation, dissolution or winding up of Navios, (b) they have no voting rights, (c) upon the liquidation, dissolution or winding-up of Navios, the holders of preferred shares would be entitled to $1.00 per share plus all accrued and unpaid dividends thereon on a pari passu basis, (d) a merger, consolidation or asset sale of Navios is not a deemed liquidation unless in connection therewith the holders of junior securities receive cash, notes, debentures or preferred shares of the surviving entity which rank on a parity with or senior to the preferred shares, and (e) the holders of preferred shares are entitled to receive annual audited financial statements of Navios no later than 90 days following end of Navios’s fiscal year. The rights, preferences and privileges of the Navios Series A preferred shares are (a) each Series A preferred share is entitled to a cumulative annual cash dividend at a rate

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

June 27, 2005

equal to (i) LIBOR, (ii) the borrowing cost and 2.25% payable in arrears in quarterly installments (June 30, September 30, December 31, and March 31, (b) each Series A preferred share may be redeemed at par quarterly at the rate of 171,500 shares per quarter commencing March 31, 2003 for 28 consecutive quarters and 7,198,000 shares redeemed at par on December 31, 2009, (c) accrued and unpaid dividends on the Series A preferred shares accrue additional interest at the rate specified above from the due date of such dividends, compounded quarterly. Such additional dividends also accrue on shares of Series A preferred whose redemption has been deferred from the date of redemption, compounded quarterly, and (d) any Series A preferred shares not redeemed by January 1, 2012 may be converted at their par value into Class B common shares of Navios at par value (plus accrued and unpaid dividends) based upon the book value of Navios at such time. The rights, preferences and privileges of the Navios Series B preferred shares are (a) each Series B preferred share is entitled to a cumulative cash dividend at a rate of 6%, payable when and as declared by the board of directors of Navios and subject to any applicable loan covenants payable quarterly in arrears on each June 30, September 30, December 31, and March 31 commencing on March 31, 2003, such dividends accrue whether or not declared, (b) all Series B preferred shares are to be redeemed on December 31, 2004 at their par value, (c) accrued and unpaid dividends on the Series B preferred shares accrue additional interest at the same rate as the Series A preferred shares from the due date of such dividends, compounded quarterly. Such additional dividends also accrue on shares of Series B preferred whose redemption has been deferred from the date of redemption, compounded quarterly, and (d) any Series B preferred shares not redeemed by January 1, 2007 may be converted at their par value into Class B common shares of Navios at their par value (plus accrued and unpaid dividends) based upon the book value of Navios at such time. The rights, preferences and privileges of the Navios Series C preferred shares are (a) each Series C preferred share is entitled to a cumulative cash dividend at a rate of 6%, payable when and as declared by the board of directors of Navios and subject to any applicable loan covenants payable quarterly in arrears on each June 30, September 30, December 31, and March 31 commencing on March 31, 2003, such dividends accrue whether or not declared, (b) all Series C preferred shares are to be redeemed on December 31, 2005 at their par value, (c) accrued and unpaid dividends on the Series C preferred shares accrue additional interest at the same rate as the Series A preferred shares from the due date of such dividends, compounded quarterly. Such additional dividends also accrue on shares of Series C preferred whose redemption has been deferred from the date of redemption, compounded quarterly, and (d) any shares Series C preferred not redeemed by January 1, 2006 may be converted at their par value into Class B Common Shares at par value (plus accrued and unpaid dividends) based upon the book value of Navios at such time.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

June 27, 2005

Financial Statements

34.	Please revise your quarterly financial statements to clearly distinguish audited and unaudited information.

We have revised the text in accordance with the Staff’s request. Please see page F-3 to F-6.

Appendix

Appendix A: Stock Purchase Agreement

35.	As requested in prior comment 56 dated May 19, 2005, please reconcile Navios’s capital structure as set forth in clause 3.3 with the third paragraph of the merger agreement. In this regard, we do not understand your response.

Clause 3.3 is the current capital structure of Navios as it exists today. The third paragraph of the merger agreement (which is the merger agreement that will be executed and effectuated immediately following the acquisition of Navios by ISE) reflects the capital structure of Navios as it will exist immediately following ISE acquiring it and changing its charter to be that as set forth in Appendix B. Accordingly, the capital structures differ as the one that will exist immediately prior to the reincorporation needs to be identical to that of ISE’s.

Part II

Exhibits

36.	Exhibit 8.1 is not signed. Please file an executed opinion.

We have filed the executed opinion as Exhibit 8.1.

37.	The tax opinion should be revised to consent to the reproduction of the opinion as an exhibit and to the discussion in the prospectus.

We have revised the text of the opinion in accordance with the Staff’s request. Please see Exhibit 8.1.

38.	We note the statement that “this opinion is rendered to you in connection with the stock purchase ... and may not be relied upon by any person other than you or by you in any

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

June 27, 2005

other context or any other purpose.” This disclosure implies that the opinion is only for the benefit of the registrant. Since the tax opinion is for the benefit of the individuals receiving the prospectus/proxy statement, these individuals should be able to rely upon the opinion. Please revise this disclosure.

We have revised the text of the opinion in accordance with the Staff’s request. Please see Exhibit 8.1.

39.	We are unable to locate exhibit 23.4.

Exhibit 23.4 was originally filed as Exhibit 23.4 with the first filing of the S-4.

40.	If available, please file the formalized financing agreement entered into with HSH. Also, exhibit 10.17 should be filed in its entirety. All material contacts should be filed in their entirety, which includes any schedules, attachments or appendices.

We have filed a form of the financing agreement to be entered into with HSH. As the commitment letter, Exhibit 10.17, will be superseded by the financing agreement the schedules, attachments and appendices of Exhibit 10.17 are no longer relevant.

41.	We reissue prior comment 60. Please include the terms of the employment agreements, including the employee name, title and salary or advise.

Please see our response to Comment 16.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

John Reynolds, Assistant Director

Securities and Exchange Commission

June 27, 2005

Closing Comments

We acknowledge the Staff’s comments and will provide the requested acknowledgements at such time as we request acceleration of the effective date of the pending registration statement.

Sincerely,

/S/ KENNETH R. KOCH
Kenneth R. Koch, Esq.

cc:	Angeliki Frangou

John Reynolds, Assistant Director

Office of Emerging Growth Companies

Mr. Brian Bhandari (Accounting Comments)

Todd E. Mason, Esq.